Exhibit 99.1

Investor Relations Itaú Chile

NOTE TO THE MARKET

BANCO ITAÚ CHILE

CHANGE IN TICKER SYMBOL

NEW YORK STOCK EXCHANGE

FOR AMERICAN DEPOSITARY SHARES

As announced on April 10, 2023, through the press release titled “Amendment to the By-Laws – Change of Name”, we hereby inform that the identification codes of the shares issued by Banco Itaú Chile will be amended:

1.

The identification code that identifies the shares issued by Banco Itaú Chile in Bolsa de Comercio de Santiago, Bolsa de Valores, will be changed to “ITAUCL”, as of April 24, 2023; and

2.

The ticker symbol for the American Depositary Shares of Banco Itaú Chile traded in the New York Stock Exchange, will be changed from “ITCB” to “ITCL”, as of May 1, 2023.

Santiago, April 21, 2023.

The press release is also available on the company’s investor relations website at ir.itau.cl.

Investor Relations Itaú Chile

+56 (2) 2660-1701 / IR@itau.cl